RECEIVED

2006 JUN 14 P 1:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014378

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 2, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

EQT

investor

Press release
June 2, 2006

# Indap's offer for Gambro declared unconditional

- Indap reaches 92.8% of the shares and 95.4% of the votes and completes the offer
- The acceptance period is extended until June 16, 2006

Indap AB ("Indap") announces that all conditions to the offer to the shareholders in Gambro AB (publ) ("Gambro") have been satisfied and that the offer is unconditional.

By May 31, 2006, being the end of the extended acceptance period under the offer, valid acceptances of the offer had been received, which together with Investor AB's holding of 68,468,225 Series A shares that will be transferred to Indap upon completion, represent 92.8 percent of the total Gambro shares and 95.4 percent of the total voting rights attaching to Gambro shares. The number of shares tendered into the offer, excluding Investor's holding, is 171,583,826 Series A shares and 79,617,655 Series B shares, representing 72.9 percent of the total Gambro shares and 69.1 percent of the total voting rights attaching to Gambro shares. Settlement for Gambro shares duly tendered by May 31, 2006, is expected to commence on June 9, 2006.

To facilitate further acceptances under the offer, the acceptance period is extended until 18.00 (CET) on June 16, 2006, providing Gambro shareholders that have not yet tendered their shares with the opportunity to accept the offer. Settlement after this subsequent offer period is expected to commence on or about June 29, 2006.

Indap intends to initiate, in the near future a compulsory acquisition procedure to acquire those Gambro shares not tendered in the offer.

It is also expected that an announcement will be made in the near future, after discussions with the Stockholm Stock Exchange, as to when the shares of Gambro will be delisted.

*"We are pleased that the Gambro shareholders have chosen to accept the offer and we look forward to develop Gambro further." say Thomas von Koch, Senior Partner at EQT Partners AB and Lennart Johansson, Managing Director at Investor AB, in a joint statement.*

*For further information, please contact:*

**EQT media contact**
Johan Hähnel, Director, Communications & PR
Phone: +46 8 506 55 322
Mobile phone: +46 70 605 6334

www.eqt.se

**Investor media contact**
Fredrik Lindgren, Vice President, Corporate Communications
Phone: +46 8 614 2031
Mobile phone: +46 735 24 2031

www.investorab.com